bioanalytical systems, iNC.

2701 Kent Avenue

West Lafayette, IN  47906

February 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Nicholas Lamparski

RE:	Bioanalytical Systems, Inc.

Registration Statement on Form S-3

Filed February 19, 2021

File No. 333-253309

Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Bioanalytical Systems, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to March 1, 2021, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Stephen J. Hackman of Ice Miller LLP, counsel to the Company, at (317) 236-2289, with any comments or questions regarding the Registration Statement.

Very truly yours,

bioanalytical systems, Inc.

/s/ Robert Leasure, Jr.
Robert Leasure, Jr.
President & Chief Executive Officer

cc: Stephen J. Hackman, Esq., Ice Miller LLP